UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Contact:
Blue Square-Israel Ltd. Elli Levinson-Sela General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: ellils@bsi.co.il

Blue Square Announces the Closing of the Acquisition of 36.75% of Diners Club Israel Ltd. Issued Share Capital

ROSH HAAYIN, Israel, December 26, 2006 – Further to its previous announcements on November 29 and December 27, 2005, Blue Square-Israel Ltd. (NYSE: BSI) (“Blue Square”) announced today that following receipt of all required regulatory approvals (including the approval by the Bank of Israel) for the agreement dated November 29, 2005, between Blue Square and Dor Alon Finance Ltd. (a subsidiary of Dor Alon Energy in Israel (1988) Ltd.), (“Dor Alon”), on one side, and Israel Credit Cards Ltd. (“CAL”) and Diners Club Israel Ltd. (“Diners Israel”), on the other side, for the joint acquisition of 49% of the issued share capital of Diners Israel, the closing of the agreement has been completed yesterday. Following the closing, Blue Square holds 36.75% of the issued share capital of Diners Israel, and Dor Alon holds 12.25% of the issued share capital of Diners Israel. CAL holds the rest 51% of the issued share capital of Diners Israel.

Diners Israel issues Diners Club credit cards under the name “YOU” for customers of the Blue Square and Dor Alon joint loyalty plan (“YOU Plan”), according to the agreement between Blue Square and Dor Alon for the establishment of the You Plan, the agreement between Blue Square, Dor Alon and Diners Israel according to which customers of the YOU Plan are offered a credit card of Diners Israel, and related agreements.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 175 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2005.